

March 13, 2009

<u>**Via U.S. Mail and Fax (604-682-1666)**</u>
Mr. John Roozendaal
President and Chief Executive Officer
Scout Exploration, Inc.
15707 Rockfield Boulevard, Suite 101
Irvine, California 92618

> **Re: Scout Exploration, Inc.**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2008**
> **Filed January 29, 2009**
> **Form 8-K**
> **Filed August 14, 2008**
> **File No. 000-52280**

Dear Mr. Roozendaal:

    We have reviewed your Form 10-KSB for the Fiscal Year Ended September 30, 2008 and Form 8-K filed August 14, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Item 2. Description of Property, page 5

1.   Please expand the description of oil and gas properties to include information
        required by the Regulation S-B Item 102(a) and Industry Guide 2, "*Disclosure of
        Oil and Gas Operations*".

Item 6. Management's Discussion and Analysis or Plan of Operation, page 7

2.   Please expand your discussion to include information related to the changes in
        your financial condition and results of operations for each of the last two fiscal
        years as required by Regulation S-B Item 303(b).

Item 8A. Controls and Procedures, page 9

3.   It does not appear that your management has performed its assessment of internal
        control over financial reporting as of September 30, 2008. Since you were
        required to file an annual report for the prior fiscal year, it appears you are
        required to report on your management's assessment of internal control over
        financial reporting pursuant to Item 308T of Regulation S-B. Also refer to the
        guidance at Release 33-8934, which may be found at
        http://www.sec.gov/rules/final/2008/33-8934.pdf.

        If your management has not yet performed its assessment, we ask that you
        complete your evaluation and amend your filing within 30 calendar days to
        provide the required management's report on internal control over financial
        reporting.

        In addition, we note that you filed your Principal Executive Officer and Principal
        Accounting Officer certifications under Item 601(b)(31) of Regulation S-B.
        Please revise the certification from the Principal Accounting Officer to include
        the introductory language of paragraph 4 and the language of paragraph 4(b) of
        Item 601(b)(31) of Regulation S-B.

4.   We note that you indicate that there have been no significant changes in your
        internal controls over financial reporting. Paragraph (c) of Item 308 of
        Regulation S-B requires that you disclose any change in your internal control over
        financial reporting. Please revise.

Consolidated Statements of Operations, page F-6

Mr. John Roozendaal
Scout Exploration, Inc.
March 13, 2009
Page 3

5.   Please tell us whether you have considered the guidelines set forth at SFAS 7,
        Accounting and Reporting by Development Stage Enterprise," in evaluating the
        stage of the Company's operations and your conclusion from this evaluation. In
        this regard, we note that the report of MacKay LLP indicates that the Statements
        of Operations, Stockholders' Equity (Deficit) and Cash Flows are indicated to be
        for the period February 1, 1999 to September 30, 2008. However, they are not
        presented for these periods.

Footnote No. 2(h), Significant accounting policies – Petroleum and natural gas
properties, page F-10

6.   It appears that you may have combined aspects of both the successful efforts and
        full cost methods of accounting for oil and gas activities. For example, the ceiling
        test as described in the second paragraph of this footnote relates to oil and gas
        producing activities accounted for under the full cost method of accounting, as
        indicated by Rule 4-10(c)(4) of Regulation S-X the disclosure regarding no
        recognition of gain or loss upon disposal of oil and gas properties is also full cost,
        as indicated by Rule 4-10(c)(6)(i) of Regulation S-X. Revise to reflect which
        method you are using and determine which disclosures to provide.

Footnote No. 8, Capital stock, page F-17

7.   You disclose that the Company adopted a residual value method to measure the
        values of shares and warrants issued as private placement units. Please tell us the
        accounting guidance you applied to adopt the residual value method.

8.   You disclose the Company issued 1.4 million common shares for the exercise of
        warrants at a price of $0.15 per share during the year ended September 30, 2007.
        Please tell us how you accounted for the related warrants and the value assigned
        to these warrants.

9.   You disclose the Company cancelled the March 2008 consulting agreement and
        resolved to rescind the 150,000 common shares issued due to the non
        performance of such services by the contractors. Please tell us your accounting
        for the rescission of these common stock shares.

10.   We note you did not assign value to the warrants issued on May 20, 2008 as part
        of the unit issued in the private placement because the fair value of the common
        shares was in excess of the price per unit. Please provide us with a detailed
        discussion of what consideration you gave to and how you applied the guidance at
        EITF 00-19 to determine the classification of the warrants (i.e. equity vs.
        liability).

Footnote No. 13, Income taxes, page F-19

11.   Please disclose the amounts and expiration dates for operating loss and tax credit carryforwards as required by SFAS No.109, Paragraph 48.

Form 8-K filed August 14, 2008

12.   Please provide the financial statements of Kerrisdale Resources Ltd. and pro forma financial information in a Form 8-K/A, as required by Items 310(c) and 310(d) of Regulation S-B.

Engineering Comments

General

13.   Please revise your disclosure to include all disclosure required by Industry Guide 2 and SFAS 69.

Supplemental Oil and Natural Gas Disclosure, page F-21

14.   You state that your reserve estimates were prepared by independent petroleum reserves engineers. Please revise your disclosure to include the names of the independent petroleum engineers. Please see Instruction (4)(B) of Item 102 of Regulation S-K.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief